Contact

www.linkedin.com/in/stevenandres
(LinkedIn)
homelandsecurity.sdsu.edu/faculty/
andres (Portfolio)

Top Skills

Computer Security
Information Security
Security

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Certifications

National Incident Management
System Certified
CISSP: Certified Information
Systems Security Professional
CISA: Certified Information Systems
Auditor
CCNP: Cisco Certified Network
Professional
CRISC: Certified in Risk and
Information Systems Control

Publications

Special Ops: Host and Network
Security for Microsoft, UNIX, and
Oracle
Banks on alert after FBI warns about
potential ATM hacks
Digital detecting: How FBI hackers
catch criminals in cyberspace
Live in-studio interview re: Mark
Zuckerberg's Congressional
Testimony
The end of net neutrality: What it all
means

Patents

System and Method of Managing
Network Security Risks

Steven Andrés, PhD

Information Security Leader & Professor of Cyberwarfare
Newport Beach, California, United States

Summary

"Success is going from failure to failure without a loss of
enthusiasm."
---Winston Churchill

———

Experience

San Diego State University
Professor of Cyber Warfare & Cyber Crime
September 2010 - Present (15 years 7 months)
Greater San Diego Area

inColu.ai
Co-Founder
August 2025 - Present (8 months)
Newport Beach, CA

Robinhood
Head of Corporate Security & Corporate Systems
June 2022 - May 2025 (3 years)
Menlo Park, California, United States

Square
Head of Corporate Security
May 2020 - June 2022 (2 years 2 months)
Oakland, California, United States

Head of Corporate (Enterprise) Security for Block and sub-brands of Square,
Cash, Afterpay, and TIDAL

MariaDB Corporation
Chief Security & Privacy Officer
January 2019 - May 2020 (1 year 5 months)
Redwood City, California, United States

Malwarebytes

Deputy Chief Security Officer
2017 - 2019 (2 years)
Santa Clara, California, United States

ServiceNow
Director of Risk, Compliance, Vulnerability Orchestration
2014 - 2017 (3 years)
San Diego County, California, United States

Cubic Corporation
Fusion Center Intelligence Analyst
2014 - 2015 (1 year)
Orange County, California, United States

In partnership with Dept of Homeland Security on federal grant associated with the university

VMware
Director of Security Hygiene Transformation
2012 - 2014 (2 years)
Palo Alto, California, United States

Symantec
Global Instructor, Norton STAR security research
2009 - 2012 (3 years)
Culver City, California, United States

Special Ops Security
Managing Principal
2004 - 2012 (8 years)
Newport Beach, California, United States

McAfee
Foundstone Enterprise Cloud Security Services
2001 - 2004 (3 years)
Mission Viejo, California, United States

Education

Claremont Graduate University
Doctor of Philosophy (Ph.D.), Information Systems and Technology · (2015)

University of California, Los Angeles

Bachelor of Arts (B.A.), Business/Economics and Accounting

San Diego State University

Master of Science (M.S.), Homeland Security · (2008)